Exhibit 99.1

POET TECHNOLOGIES INC.

Suite 501, 121 Richmond Street West, Toronto, Ontario, CANADA, M5H 2K1

Facsimile: (416) 861-0749                    Telephone: (416) 368-9411

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting (the “Meeting”) of the Shareholders of POET TECHNOLOGIES INC.  (the “Company”) will be held in the Mansfield Room of the Nathan Hale Inn and Conference Center, located at 855 Bolton Road, Storrs-Mansfield, CT, USA, on Tuesday, August 12th, 2014, at the hour of 9:00 a.m. EDT, for the following purposes:

1.                  To receive the Directors’ Report to the Shareholders and the Audited Consolidated Financial Statements of the Company together with the Auditor’s Report thereon for the financial year ended December 31st, 2013;

2.                  To elect directors for the ensuing year;

3.                  To appoint the auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors;

4.                  To pass an ordinary resolution approving the amendments to the Company’s Stock Option Plan and approving the 2014 Plan as amended, with Insiders of the Company abstaining from voting, as set out in the Management Information Circular (requiring Insiders to abstain from voting);

5.                  To approve an ordinary resolution confirming the amendment to the Company’s general By-Law 1, as set out in the Management Information Circular;

6.                  To consider and, if thought fit, to pass special resolution approving and ratifying the Consolidation of the Company’s common shares on the basis of one new common share for a maximum of five pre-consolidation shares and the accompanying Name Change, as set out in the accompanying Management Information Circular;

7.                  To consider and, if thought fit, to pass a special resolution approving and ratifying the Shareholders’ Rights Plan of the Company, as set out in the accompanying Management Information Circular; and

8.                  To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 3rd day of July, 2014

BY ORDER OF THE BOARD OF DIRECTORS

/s/ MICHEL J. LAFRANCE
MICHEL J. LAFRANCE, SECRETARY

If you are a non-registered shareholder of the Company known as an “OBO” and have received a proxy or voting instruction form through your broker or through another intermediary (instead of from the Company’s Transfer Agent), please follow the instructions provided to you by them in order to vote your shares and ensure that you do so prior to the cut-off time.  Failure to do so may result in your shares not being eligible to be voted at the meeting.

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